FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of June, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





                     HSBC Financial Corporation Limited
                              Acquires Invis Inc.

Under an agreement entered into on June 1, 2005 HSBC Financial Corporation Limited ('HSBC Financial') has acquired all the ordinary share capital of Invis Inc., one of Canada's leading residential mortgage brokerage companies, and has the right, subject to regulatory approval, to acquire the outstanding voting preference shares at par.

Invis negotiated more than C$4.5 billion of mortgages on behalf of homeowners and homebuyers in 2004. More than 550 individual mortgage brokers work with Invis in locations from Vancouver Island to Newfoundland. It has a net asset value of C$35,000.

Andrew Moor, President and CEO of Invis Inc. said: "Our customers come from all walks of life and understand that dealing with a mortgage broker who can match their needs in terms of credit availability, interest rate and terms with the best mortgages from a wide range of lenders is the best way to get a mortgage. I am looking forward to bringing the resources of HSBC Financial Corporation Limited together with our own expertise to enhance this customer experience. Invis has had a remarkable track record since its inception. This is the result of the efforts of our outstanding brokers and staff."

Pat Burke, President and Chief Executive Officer, HSBC Financial Corporation Limited said: "We are impressed with the dramatic growth that Invis Inc. has experienced since being founded in 2000. Invis mortgage brokers have a reputation for providing great customer service and our goal will be to nurture the entrepreneurial energy of Invis and provide additional support where we can to enhance the value to the customer."

Notes to editors:

About Invis Inc.
Invis was incorporated in July 2000, but the company is far from being a new player in the mortgage industry. The founding, and new, members of Invis have extensive experience in the industry. Many of the individuals now involved as part of the Invis team have backgrounds in the financial services and mortgage industries, giving the team significant knowledge and experience. Invis is now the largest independent mortgage broker in Canada and has negotiated over C$15 billion of residential mortgages since inception. More than 550 individual mortgage brokers work with Invis in locations across Canada.

About HSBC Financial Corporation Limited
HSBC Financial Corporation Limited offers a diversified range of consumer financial services to the Canadian public through a network of over 100 retail branches and other distribution channels. These services include consumer loans, mortgages and private label credit cards. They are offered by the Corporation through four principal operating subsidiaries: HSBC Finance Corporation Canada, HSBC Retail Services Limited, Household Realty Corporation Limited, and Household Trust Company. For more information about HSBC Financial Corporation Limited, visit hsbcfinance.ca.

HSBC Financial Corporation Limited is a subsidiary of HSBC Finance Corporation, a foreign bank that is not regulated in Canada as a financial institution, a bank holding company or an insurance holding company. However, HSBC Bank Canada and HSBC Bank USA, N.A. are regulated in Canada as a bank and an authorized foreign bank, respectively.

HSBC Financial Corporation Limited, HSBC Bank Canada and HSBC Bank USA, N.A. are members of the HSBC Group. With over 9,800 offices in 77 countries and territories and assets of US$1,277 billion at 31 December 2004, the HSBC Group is one of the world's largest banking and financial services organizations.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  06 June, 2005